Exhibit 21

List of Subsidiaries of eSpeed, Inc.

Name	Place of Incorporation of Organization
AMEEFI Services, Inc.	Delaware
eSpeed, LLC	Delaware
eSpeed Brokerage, Inc.	Delaware
eSpeed Markets, Inc.	Delaware
eSpeed International Limited	United Kingdom
eSpeed (Canada), Inc.	Nova Scotia
eSpeed (Australia) Pty Limited	Australia
eSpeed (Japan) Limited	Japan
eSpeed (Hong Kong) Holdings I, Inc.	Delaware
eSpeed (Hong Kong) Holdings II, Inc.	Delaware
eSpeed (Hong Kong) Limited	Hong Kong
eSpeed ELX Holdings, LLC	Delaware
eSpeed ELX Holdings, L.P.	Delaware
eSpeed Technologies Services Holdings, LLC	Delaware
eSpeed Technology Services, L.P.	Delaware
ELX Clearing Holdings, LLC	Delaware
ELX Clearing, L.P.	Delaware
EC Consulting Limited	United Kingdom
EccoWare Limited	United Kingdom
Ecco LLC	Delaware
ITSEcco Holdings Limited	United Kingdom
Kleos Managed Services, Inc.	Delaware
TreasuryConnect LLC	Delaware